SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006.

Or

☐	Transition report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                      to                      .

Commission file number   001-21823

A.   Full title of the plan and the address of the plan, if different from that of issuer named below:

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

Tom Burmeister, Chief Financial Officer

Rinker Group Limited

c/o Rinker Materials Corporation

1501 Belvedere Road

West Palm Beach, FL 33406

(800) 226-5521

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RINKER GROUP LIMITED

Level 8, Tower B

799 Pacific Highway

Chatswood, NSW 2067

Australia

INFORMATION FURNISHED WITH RESPECT TO THE PLAN

The following items are included in this Report:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of

  Rinker Materials Corporation Profit Sharing 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of Rinker Materials Corporation Profit Sharing 401(k) Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2006 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan's management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

DELOITTE & TOUCHE LLP
Certified Public Accountants

Miami, Florida

June 29, 2007

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS

INVESTMENTS:
American Depositary Receipts — Rinker Group Limited (Notes 1 and 5)	$23,697,801	$22,161,095
Common collective trusts	126,171,710	112,265,878
Registered investment companies	142,180,780	118,955,641
Participant loans	12,873,879	11,469,455

Total investments at fair value	304,924,170	264,852,069

CASH AND CASH EQUIVALENTS	245,384	749,776

RECEIVABLES:
Employer contributions	12,544,808	12,038,506
Participant contributions	237,775	215,957
Accrued interest	80,034	63,996

Total receivables	12,862,617	12,318,459

Total assets	318,032,171	277,920,304

LIABILITIES:
Excess contributions payable (Note 4)	462,749	403,242

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	317,569,422	277,517,062

ADJUSTMENT:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,783,588	1,602,460

NET ASSETS AVAILABLE FOR BENEFITS	$319,353,010	$279,119,522

See notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:
Contributions:
Employer contributions	$18,422,547	$16,827,054
Participant contributions	16,660,719	14,950,594

Total contributions	35,083,266	31,777,648

Investment income:
Net appreciation in fair value of investments	14,326,525	6,532,904
Dividends	16,524,962	10,642,676
Interest and other income	821,611	634,872

Net investment income	31,673,098	17,810,452

Total additions	66,756,364	49,588,100

DEDUCTIONS:
Benefits paid to participants	29,936,495	22,460,200
Professional fees and other expenses	88,707	84,617

Total deductions	30,025,202	22,544,817

Net increase before transfers	36,731,162	27,043,283

NET TRANSFERS IN/(OUT) OF PLAN:
Net transfers in/(out) of funds from/to Rinker Materials Corporation 401(k) Retirement Savings Plan	148,084	(8,276)
Transfers out of funds to Coreslab Structures Inc. 401(k) Plan	—	(8,606,422)
Transfers out of funds to Polypipe Inc. 401(k) Plan	—	(3,587,250)
Transfers in of funds from Keys Concrete Industries, Inc. Employees Retirement Plan	1,836,443	—
Transfers in of funds from Carder Concrete Products Co. 401(k) Retirement Plan	1,517,799	—

Net transfers in/(out) of Plan	3,502,326	(12,201,948)

NET INCREASE	40,233,488	14,841,335

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	279,119,522	264,278,187

End of year	$319,353,010	$279,119,522

See notes to financial statements.

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2006 AND 2005

1.                      DESCRIPTION OF THE PLAN

The following brief description of the Rinker Materials Corporation Profit Sharing 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

General — The Plan is a defined contribution plan with discretionary employer contributions to the profit sharing component and employer and employee contributions to the retirement savings component of the Plan. The Plan’s primary purpose is to provide benefits to employees not participating in other retirement plans to which the Plan sponsor, Rinker Materials Corporation and subsidiaries (the “Company”), makes current contributions. Merrill Lynch Trust Company FSB (“Merrill Lynch Trust”) is the trustee for the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was amended effective January 1, 2006, to reflect Final 401(k)/401(m) Regulations.

Payment of Benefits — On termination of service due to death, disability, or retirement, a participant, based on his or her election, will receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installments over a period not extending beyond the life expectancy of the participant and his or her beneficiary. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Contributions — Each year, participants may contribute a portion of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations. The Company contributes 50% of the first 6% of a participant’s deferral contribution to the participant’s matching account. Additional amounts may be contributed at the discretion of the Company’s Board of Directors. During 2006 and 2005, employer discretionary profit sharing contributions were $12,479,802 and $11,978,585, net of forfeitures of $832,768 and $350,000, respectively. These amounts were paid subsequent to year-end. Participants may also contribute amounts representing distributions from qualified defined benefit plans or other defined contribution plans.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s matching contributions, and allocations of Company discretionary (profit sharing) contributions, participant forfeitures (if applicable) and Plan earnings, and charged with withdrawals and allocations of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their participant account balance into various investment options offered by the Plan. The Plan currently offers fourteen mutual funds and three common collective trusts as investment options for participants. Participants are also able to invest in a fund which is invested in American Depositary Receipts (“ADR”) representing ordinary shares of Rinker Group Limited (“RGL”). At December 31, 2006 and 2005, each RGL ADR represented five (5) ordinary shares of RGL. Thirty million ordinary shares of RGL (representing six million RGL ADRs)

were registered for purchase by the Plan. The objective of this fund is to give the participants an opportunity to share in the ownership of RGL.

Vesting — Participants are vested immediately in their contributions plus actual earnings thereon. The Company’s contribution portion of their accounts vests at 20%, 40%, 70%, and 100% after a participant provides two, three, four, and five years of service, respectively. A year of service is earned in each Plan year in which an employee completes at least 1,000 hours of service.

Participant Loans — Participants may borrow up to 50% of the current value of their vested account balance, not to exceed $50,000. The total outstanding balance on such loans at December 31, 2006 and 2005, was $12,873,879 and $11,469,455, respectively. Loan transactions are accounted for as a transfer between the investment funds and the loan fund. Loan terms range from 1—5 years unless used for the purchase of a primary residence, in which case the term of the loan may not exceed 10 years. The loans are secured by the balance in the participant’s account. Interest rates range from 5.0% to 10.50% and the interest paid on the loans is credited to the borrower’s account. Total interest income from these loans for the years ended December 31, 2006 and 2005, was $805,574 and $626,633, respectively.

Forfeitures — Forfeitures are either allocated to the remaining participants or are used to reduce future employer contributions. During 2006 and 2005, forfeitures of $1,035,900 and $1,306,447, respectively, were utilized to reduce employer contributions. Forfeitures of $196,155 and $380,508 were available to reduce future employer contributions as of December 31, 2006 and 2005, respectively.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Adoption of new Accounting Guidance — The financial statements reflect the retroactive adoption of Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The Merrill Lynch Retirement Preservation Trust invests in such investment contracts. As required by the FSP, the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. Prior year balances have been reclassified accordingly. However, the adoption of the FSP did not impact the total amount of net assets available for benefits at December 31, 2005. The statement of changes in net assets available for benefits is presented on a contract value basis and was not affected by the adoption of the FSP.

Investments Valuation — The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments.  Common collective trust funds with underlying investments in investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value.  The Merrill Lynch Retirement Preservation Trust is a stable value fund stated at fair value and then adjusted to contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.  Investments in Rinker Group Limited American Depositary Receipts are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Participant loans are recorded at the loan balance, which approximates fair value.

Income Recognition — Purchases and sales of securities are recorded on a trade-date basis. Gain or loss on sales of securities is based on specific identification, while unrealized gains and losses on investments are recognized daily based on fluctuations in market value. Both realized and unrealized gains and losses are included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned and are not separately reflected. Consequently, certain management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Administrative Expenses — Certain administrative expenses incurred by the Plan are paid from the Plan assets and are reflected in the accompanying Plan financial statements. Other administrative expenses of the Plan are paid by the Plan sponsor, as provided in the Plan document.

Benefit Payments — Benefit payments to participants are recorded upon distribution. Benefit payments requested by participants during December 2006 and 2005 and paid by the Plan subsequent to year end were $353,659 and $427,965, respectively.

Transfer of Funds — Participants who are no longer eligible to participate in the Plan due to change in status of employment may be eligible to participate in the Rinker Materials Corporation 401(k) Retirement Savings Plan (“Retirement Savings Plan”). In addition, participants who are no longer eligible to participate in the Retirement Savings Plan due to change in status of employment may be eligible to participate in the Plan. For the years ended December 31, 2006 and 2005, $343,141 and $44,594 were transferred into the Plan from the Retirement Savings Plan, respectively. For the years ended December 31, 2006 and 2005, $195,057 and $52,870 were transferred out of the Plan and into the Retirement Savings Plan, respectively.

During the year ended December 31, 2005, Rinker Materials Corporation divested of two core businesses, Hydro Conduit & Wilson Concrete Prestress Operations and Rinker Materials Polypipe, Inc., and Polypipe Liners, Inc. As a result of the divestments $8,606,422 and $3,587,250 of participant funds were transferred out of the Plan into the Coreslab Structures Inc. 401(k) Plan and into the Polypipe Inc. 401(k) Plan, respectively.

During the plan year ended December 31, 2005, Rinker Materials Corporation acquired Carder Concrete Products, Co. in an asset acquisition. As a result of the acquisition, in March 2006, $1,517,799 of participant funds was transferred into the Plan. Subsequent to the completion of the transfers, all future contributions are governed in accordance with the provisions of the Plan.

During the plan year ended December 31, 2006, Rinker Materials Corporation acquired Keys Concrete Industries, Inc. in an asset acquisition. As a result of the acquisition, in June 2006, $1,738,795 of participant funds was transferred into the Plan, which was net of outstanding participant loans in the amount of $97,648. Subsequent to the completion of the transfers, all future contributions are governed in accordance with the provisions of the Plan.

3.                      INVESTMENTS

The following table presents investments as of December 31, 2006 and 2005:

	2006	2005

American Depositary Receipts — Rinker Group Limited *	$23,697,801	$22,161,095
Common collective trusts:
Merrill Lynch Retirement Preservation Trust *	92,123,996	82,768,548
Merrill Lynch Equity Index Trust *	23,544,446	23,028,664
BlackRock International Index Fund	10,503,268	6,468,666
	126,171,710	112,265,878
Registered investment companies:
BlackRock Aurora Portfolio Institutional Class I (1)	—	13,756,403
BlackRock Aurora INST	15,358,105	—
Calvert Income Fund Class A	13,751,542	11,149,180
Davis New York Venture Fund Class Y	11,724,871	9,343,563
Fidelity Advisor Equity Growth Fund Class A	7,595,054	5,769,379
Goldman Sachs Gov Income Fund Class I	434,799	25,899
Janus Fund	4,123,622	3,253,561
Merrill Lynch Basic Value Fund Class I	—	7,925,476
BlackRock Basic Value Fund Class I (2)	11,476,974	—
Merrill Lynch Bond Fund Class I	—	7,979,929
BlackRock Bond Fund Class I (2)	8,069,257	—
Oppenheimer Main Street Growth and Income Fund Class Y *	18,832,141	16,710,849
RS Partners Fund	1,412,618	48,045
Templeton Foreign Fund Advisor Class A	9,553,674	6,889,078
Van Kampen Aggressive Growth Fund Class I	8,234,125	7,204,224
Van Kampen Comstock Class I *	29,029,539	26,150,011
Van Kampen Emerging Growth Fund Class I (3)	—	2,750,044
Van Kampen Strategic Growth Fund Class I (3)	2,584,459	—
	142,180,780	118,955,641
Participant loans	12,873,879	11,469,455
Total investments at fair value	304,924,170	264,852,069

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,783,588	1,602,460

Total investments	$306,707,758	$266,454,529

*  Investment represents 5% or more of the Plan’s net assets as of both December 31, 2006 and 2005.

Net appreciation/depreciation in the fair value of investments is summarized as follows:

	Years Ended December 31,
	2006	2005

American Depositary Receipts — Rinker Group Limited	$4,256,173	$5,302,319
Common collective trusts	5,200,137	1,798,023
Registered investment companies:
AIM Premier Equity Fund	—	86
BlackRock Aurora Portfolio Institutional Class I (1)	—	(1,978,410)
BlackRock Aurora INST	(2,527,043)	—
Calvert Income Fund Class A	39,576	(163,366)
Davis New York Venture Fund Class Y	1,414,440	780,529
Fidelity Advisor Equity Growth Fund	414,343	294,666
Goldman Sachs Gov Income Fund Class I	3,064	106
Janus Fund	341,137	113,309
Merrill Lynch Basic Value Fund Class I	—	(196,884)
BlackRock Basic Value Fund Class I (2)	659,488	—
Merrill Lynch Bond Fund	—	(170,837)
BlackRock Intermediate Term Fund Class I (2)	(83,167)	—
BlackRock Bond Fund Class I (2)	35,226	—
Oppenheimer Main Street Growth and Income Fund Class Y	1,574,119	688,307
RS Partners Fund	(35,864)	(7,360)
Templeton Foreign Fund Class A	528,634	223,597
Van Kampen Aggressive Growth Fund	332,814	690,082
Van Kampen Comstock Class I	2,118,713	(1,013,066)
Van Kampen Emerging Growth Fund Class I (3)	—	171,803
Van Kampen Strategic Growth Fund Class I (3)	54,735	—

Net appreciation in fair value of investments	$14,326,525	$6,532,904

(1) The parent company of State Street Research has been acquired, effective January 31, 2005, by the parent company of BlackRock Advisors. As a result, the State Street Research Aurora Fund was renamed the BlackRock Aurora Portfolio.

(2) Effective October 2, 2006, Merrill Lynch Investment Managers (“MLIM”) combined with BlackRock, Inc. As a result, some of the names of MLIM funds offered in the Plan have been rebranded as BlackRock. The Merrill Lynch Basic Value Fund was renamed the BlackRock Basic Value Fund. The Merrill Lynch Bond Fund, Inc. - Core Bond Portfolio was renamed BlackRock Intermediate Term Fund and then changed to BlackRock Bond Fund.

(3) The Van Kampen Emerging Growth Fund was renamed the Van Kampen Strategic Growth Fund.

4.                      TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company, by letter dated January 22, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). Although the Plan has been amended since receiving the determination letter, the Company and Plan management believe that the Plan is designed and currently operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan was not in compliance with certain IRS nondiscrimination tests for the Plan years ended December 31, 2006 and 2005. The noncompliance was corrected through a refund of the excess 401(k) contributions contributed by “highly compensated” individuals. Such refunds are reflected in the financial statements as excess contributions payable.

5.       EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan assets are invested in investment funds administered by Merrill Lynch, Pierce, Fenner & Smith (“Merrill Lynch”) with a total value of $162,859,635 and $129,773,743 at December 31, 2006 and 2005, respectively. Merrill Lynch Trust is the trustee of the Plan and is related to Merrill Lynch and, therefore, these transactions qualify as exempt party-in-interest transactions. Income related to these balances is received from each investment fund. Fees paid by the Plan for investment management services are included as a reduction of the return earned on each fund. However, certain other administrative expenses of the Plan are paid by the Company.

At December 31, 2006 and 2005, the Plan held 333,537 and 369,044 RGL ADRs with a fair value of $23,697,801 and $22,161,095, respectively. During the years ended December 31, 2006 and 2005, the Plan recorded dividend income attributable to RGL ADRs of $1,931,473 and $193,811, respectively.

6.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

7.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

2006
Statement of net assets available for benefits:
Net assets available for benefits per the financial statements	$319,353,010
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,783,588)

Net assets available for benefits per the Form 5500 — at fair value	$317,569,422

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$40,233,488
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,783,588)

Net income and transfers per Form 5500	$38,449,900

8.                      SUBSEQUENT EVENTS

During the plan year ended December 31, 2006, the Company received an unsolicited bid from CEMEX, S.A.B. de C.V. (“CEMEX”) to acquire the Company. The Plan was amended on April 5, 2007, so that a participant, who immediately prior to the transaction occurrence date, had an accrued benefit of $0.01 or more under the plan shall become 100% vested in all of his or her accrued benefits under the Plan (if they are not already vested in accordance with the Plan’s regular vesting schedules) immediately prior to the transaction occurrence date. The Plan was also amended on April 11, 2007, to 1) remove the RGL ADRs as an investment option, 2) automatically tender all RGL ADRs held by Participants and 3) change the investment direction of the RGL ADRs to the Merrill Lynch Retirement Preservation Trust upon occurrence of the transaction occurrence date. The transaction occurrence date was June 7, 2007, as this is the date that CEMEX acquired more than 50% interest in the Company.

******

RINKER MATERIALS CORPORATION PROFIT SHARING 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2006

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	American Depositary Receipts—Rinker Group Limited	Company ADR	**	$23,697,801
*	Merrill Lynch Retirement Preservation Trust	Common Collective Trust	**	92,123,996
*	Merrill Lynch Equity Index Trust	Common Collective Trust	**	23,544,446
*	BlackRock International Index Fund	Common Collective Trust	**	10,503,268
*	BlackRock Aurora INST	Registered Investment Company	**	15,358,105
	Calvert Income Fund Class A	Registered Investment Company	**	13,751,542
	Davis New York Venture Fund Class Y	Registered Investment Company	**	11,724,871
	Fidelity Advisor Equity Growth Fund Class A	Registered Investment Company	**	7,595,054
	Goldman Sachs Gov Income Fund Class I	Registered Investment Company	**	434,799
	Janus Fund	Registered Investment Company	**	4,123,622
*	BlackRock Basic Value Fund Class I (1)	Registered Investment Company	**	11,476,974
*	BlackRock Bond Fund Class I (1)	Registered Investment Company	**	8,069,257
	Oppenheimer Main Street Growth and Income Fund Class Y	Registered Investment Company	**	18,832,141
	RS Partners Fund	Registered Investment Company	**	1,412,618
	Templeton Foreign Fund Advisors Class A	Registered Investment Company	**	9,553,674
	Van Kampen Aggressive Growth Fund Class I	Registered Investment Company	**	8,234,125
	Van Kampen Comstock Class I	Registered Investment Company	**	29,029,539
	Van Kampen Strategic Growth Fund Class I (2)	Registered Investment Company	**	2,584,459
*	Participant Loans	Collateral—participants’ vested accrued benefits, rates of 5.0% to 10.50%, maturing 1–10 years	**	12,873,879
				$304,924,170

*   Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

(1) Effective October 2, 2006, Merrill Lynch Investment Managers (“MLIM”) combined with BlackRock, Inc. As a result, some of the names of MLIM funds offered in the plan have been rebranded as BlackRock. The Merrill Lynch Basic Value Fund was renamed the BlackRock Basic Value Fund. The Merrill Lynch Bond Fund, Inc. - Core Bond Portfolio was renamed BlackRock Intermediate Term Fund and then changed to BlackRock Bond Fund.

(2) The Van Kampen Emerging Growth Fund was renamed the Van Kampen Strategic Growth Fund.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RINKER MATERIALS CORPORATION
PROFIT SHARING 401(k) PLAN

By:	/s/ Ira Fialkow
	Name:	Ira Fialkow
	Title:	Vice President,
Rinker Materials Corporation

EXHIBIT INDEX

Exhibit 23: Consent of Independent Registered Public Accounting Firm